

Mail Stop 4631

January 17, 2017

Via E-mail
Mr. Vittorio Notarpietro
Chief Financial Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029, Santeramo in Colle, Bari, Italy

> **RE:** **Natuzzi S.p.A.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed May 23, 2016**
> **File No. 1-11854**

Dear Mr. Notarpietro:

We have reviewed your December 22, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2016 letter.

Item 15. Controls and Procedures, page 85
(a) Disclosure Controls and Procedures, page 85

1. We reviewed your response to prior comment two. We note that the late filing of your 2015 Form 20-F resulted from a delay in completing the assessment of your internal control over financial reporting due to the implementation of a series of changes to enhance your internal control over financial reporting in 2015. Please address the following:

    - More fully explain to us the specific nature of the changes you made to enhance your internal control over financial reporting, tell us why changes were made, tell us the specific nature of the new controls that were implemented, and explain why the assessment of the new controls imposed burdens on your internal control department that were greater than you expected;

- Due to the implementation of the series of changes to enhance your internal control over financial reporting in 2015, explain to us how and why you determined no additional disclosures were required to be provided under Item 15(d) of Form 20-F, which requires disclosure of changes in internal control over financial reporting that occurred during the period covered by the annual report; and

- In your assessment of disclosure controls and procedures as of December 31, 2015, you indicate you considered your "excellent track record of making disclosures accurately and on a timely basis;" however, since assessments are conducted at an as of date, it does not appear to us that a history of timely filings provides a basis for you to conclude your disclosure controls and procedures were effective as of December 31, 2015. More fully explain to us how the fact that you did not timely file your Form 20-F was considered in your assessment that your disclosure controls and procedures were effective as of December 31, 2015.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction